April 26, 2010

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On March 3, 2010, Northern Lights Variable Trust (the “Registrant”), on behalf of the Changing Parameters Portfolio (the "Portfolio"), a series of the Registrant, filed Post-Effective Amendment No. 22 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 9, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  Under Fees and Expenses of the Portfolio, please delete "shareholder fees and" from the first sentence as the Portfolio has only Portfolio Operating Expenses.

Response.  The requested deletion has been made.

2.

Comment.  In the Annual Portfolio Operating Expenses Table, do not include reference to a fee waiver if it is not active, given current operating expenses.

Response.  If the fee waiver is not active, it will be removed from the table.

3.

Comment.  Please remove the footnote describing Acquired Fund Fees and Expenses or use a presentation format consistent with that used by Northern Lights Fund Trust.

Response.  The footnote has been modified to read as follows.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

April 26, 2010

"Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial highlights because the financial statements include only the direct operating expenses incurred by the Portfolio."

4.

Comment.  In the second paragraph under Example, please add language to indicate that the fees presented apply if an investor continues to hold shares.

Response.  The following additional sentence will follow the first sentence of the second paragraph under Example.

"You would pay the same expenses if you did not redeem your shares."

5.

Comment.  In the second paragraph under Example, please add a sentence that communicates that investors will be subject to additional expenses that are not included in the example.

Response.  The following has been added to the paragraph as a new third and forth sentence.

"However, each insurance contract and separate account involves fees and expenses that are not included in the Example.  If these fees and expenses were included in the Example, your overall expenses would be higher."

6.

Comment.  In the paragraph entitled Portfolio Turnover, please delete the second sentence referring to taxable accounts.

Response.  The requested deletion has been made.

7.

Comment.  Please add the following, or the equivalent, to the paragraph entitled Tax Information.  "Please refer to your insurance contract prospectus or retirement plan documents for additional information on taxes."

Response.  The requested addition has been made.

8.

Comment.  Please provide assurance that each financial intermediary selling shares in the Portfolio has a website that provides more information regarding the potential conflict of interest created by Portfolio or related party payments to the financial intermediary.

April 26, 2010

Response.  The Registrant has removed the reference to "…or visit your financial intermediary's website…".

9.

Comment.  Please provide the performance graph and table as well as accompanying disclosures as an exhibit to the Registrant's response letter.

Response.  The requested performance information is provided as an Exhibit.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

April 26, 2010

EXHIBIT

Performance:  The following bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Portfolio's average annual returns compare with those of a broad-based securities market index and two supplemental indexes.  The bar chart shows performance of the Portfolio for each full calendar year since the Portfolio's inception.  You should be aware that the Portfolio’s past performance may not be an indication of how the Portfolio will perform in the future.  Updated performance information is available at no cost by calling 1-866-618-3456.

Performance Bar Chart For Calendar Year Ended December 31,

Best Quarter:	3rd Quarter 2009	2.84%
Worst Quarter:	4th Quarter 2009	(6.64)%

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2009)

	One Year	Since Inception of the Portfolio (1)

Return before taxes	(6.35)%	(3.45)%
Russell 2000 Index	27.17%	(10.58)%
NASDAQ 100 Index	55.94%	(5.00)%
Barclay’s Long Treasury Index	(12.92)%	5.76%

(1) The inception date of the Portfolio is October 2, 2007.

April 26, 2010

The Russell 2000 Index is an unmanaged index that is a widely recognized indicator of small-capitalization company performance.  The NASDAQ 100 Index is an unmanaged modified capitalization-weighted index composed of 100 of the largest non-financial companies listed on The NASDAQ Stock Market (“NASDAQ”).  The Barclay’s Long Treasury Index is an index created by using the longest maturity U.S. Treasury Bond and taking the percent daily total returns.  Investors cannot invest directly in an index or benchmark.  Index and Portfolio performance are calculated assuming reinvestment of all dividends and distributions. Unlike the Portfolio’s returns, however, the indices do not reflect any fees or expenses.